3 NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of The Lion Electric Company (the "Company") will be conducted in virtual-only format at https://web.lumiagm.com/442208210 at 11:00 a.m. (Eastern Time) on May 6, 2022 via live webcast, to consider and take action on the following matters: (1) to receive the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the auditor’s report thereon; (2) to elect the eight (8) directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; (3) to appoint the independent auditor of the Company and authorize the directors to fix its remuneration; and (4) to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. The Company’s board of directors has fixed the close of business on March 25, 2022 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof. The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. Shareholders of the Company (the "Shareholders") may attend the Meeting online at https://web.lumiagm.com/442208210. However, only registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will be entitled to vote and ask questions at the Meeting. Non-registered Shareholders (being Shareholders who hold their shares through a nominee such as a trustee, financial institution, or securities broker) who have not duly appointed themselves as proxyholder will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote, ask questions or otherwise participate at the Meeting. If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Circular, or, alternatively, please vote over the Internet or by telephone, at your discretion, in accordance with the instructions provided on such form and in the Circular. To be effective, the attached form of proxy or voting instruction form must be received no later than May 4, 2022 at 11:00 a.m. (Eastern Time), or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays, and holidays). Your shares will be voted in accordance with your instructions as indicated on the proxy. Shareholders who wish to appoint a proxyholder other than the persons designated by the Company on the form of proxy or voting instruction form (including non-registered Shareholder who wish to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with the Company’s transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting and, consequently, will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide TSX Trust Company with a duly completed proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder. This year, the Company is using the notice-and-access procedures as permitted by Canadian securities laws for the delivery of the Circular and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the independent auditor’s report thereon and the related management’s discussion and analysis (the "Proxy Materials") to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of availability of proxy materials (the "Notice-and-Access Letter") (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting). The

4 Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders. Notice-and-access substantially reduces the Company's printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company's website at ir.thelionelectric.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders may request a paper copy of this Circular, the annual consolidated financial statements of the Company and related management’s discussion and analysis, at no cost, up to one year from the date this Circular is filed on SEDAR. Shareholders may make such a request at any time prior to the Meeting (a) on the web at ir.thelionelectric.com; (b) by contacting TSX Trust Company at 1- 888-433-6443 (toll free in Canada and the United States) or 416-682-3860 (other countries); or (c) by contacting the Company's Investor Relations department by email at ir@thelionelectric.com. If a Shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent. Dated at Saint-Jerome, Quebec, this 29th day of March, 2022. By order of the board of directors, François Duquette (Signed) Chief Legal Officer and Corporate Secretary